

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 9, 2009

Chien Chih Liu
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

      Re: Rotoblock Corporation
              Preliminary Information Statement on Schedule 14C
              Filed February 9, 2009
              File No. 0-51428

Dear Mr. Liu:

      We have completed our limited review of your filing and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

                         Sincerely,

                         Jay Ingram
                         Branch Chief